EXHIBIT A

ATLAS HOLDINGS LAWSUIT AGAINST VERSO PREVENTS FURTHER DELAY IN

ELECTION OF DIRECTORS AND RESULTS IN ADDED DISCLOSURE

Atlas Expects More Disclosure Regarding the Proposed Transaction

Greenwich, CT and New York, NY – January 13, 2020 – Lapetus Capital II LLC (together with its affiliates, “Atlas”), along with other participants in its solicitation, including BW Coated LLC (together with its affiliates, “Blue Wolf”), own approximately 9.43% of the outstanding common stock in Verso Corporation (NYSE: VRS, the “Company” or “Verso”). Atlas and Blue Wolf announced that in an apparent response to a lawsuit filed against Verso by Atlas in the Delaware Court of Chancery (the “Atlas Lawsuit”), Verso produced additional information about its proposed sale of the Stevens Point and Androscoggin mills (the “Specialty Mills”), namely the term sheet related to the pulp supply contract with the buyer. As a result of the Atlas Lawsuit, the Company stipulated that the election of directors would not be delayed beyond January 2020.

As previously announced, Atlas commenced the lawsuit to prevent further delays of the 2019 Annual Meeting of Stockholders of Verso (the “Annual Meeting”) in violation of Delaware law and to obtain documents necessary to investigate wrongdoing and ensure that all stockholders are capable of rendering an informed vote with respect to the election of directors and proposed sale of the Specialty Mills. Prior to the Atlas Lawsuit, Atlas had requested this information from the Company, which Verso consistently refused to provide.

Commenting on the Company’s additional disclosure resulting from the Atlas Lawsuit, Tim Fazio, Managing Partner of Atlas, said “We are pleased by Verso’s decision to make the term sheet related to the pulp supply contract available for stockholder review and consideration. As we and other Verso stockholders evaluate the proposed sale of the Specialty Mills, we continue to wonder why the Board has steadfastly refused to provide this information until now, requiring us to sue to obtain, among other things, this and other important information about the proposed transaction. This is particularly concerning in light of the fact that the vote to approve the transaction is currently scheduled to be held in about three weeks. Whatever the Board’s rationale for refusing to share this information, we believe that we should not have had to sue for this information and that the election of our three nominees to the Company’s seven-seat Board at the Annual Meeting will end what we perceive to be a long-standing lack of transparency at the Company.”

Commenting further on Verso’s new disclosures regarding the proposed sale of the Specialty Mills, Mr. Fazio said, “We have concluded preliminarily that our concerns regarding the specifics of the pulp supply term sheet, which were exacerbated by the Company’s prior refusal to share the details of the contract, have abated. We still have other unanswered questions about the pulp supply agreement and other material aspects of the proposed sale of the Specialty Mills, which the Company has refused to address for us. Moreover, in our conversations with other owners of Verso, we have confirmed that they, too, share our concerns and questions and see a need for change at the Company.”

Mr. Fazio added, “For these reasons, among others, we remain hopeful that the Board will see fit to answer our remaining questions about the proposed sale of the Specialty Mills and the planned use of the proceeds derived from that sale, as well. Until then, we will proceed with this aspect of our lawsuit against the Company.”

Mr. Fazio concluded, “Atlas is still considering how it will vote on the proposed sale of the Specialty Mills and awaits the proper level of disclosure from Verso before doing that. In the meantime, we are looking forward to the election of our three highly-qualified, independent nominees to Verso’s board at the Annual Meeting.”

In addition, today Atlas made available a presentation refuting the false narrative presented by Verso. This presentation, and a copy of the lawsuit and other important materials, including Atlas’ and Blue Wolf’s proxy statement, can be found at www.fixverso.com.

# # #

Atlas Holdings is an industrial holding company with a portfolio of 20 companies with aggregate annual revenues of approximately $5 billion, operating approximately 150 facilities and employing more than 18,000 people globally. Although we are engaged in a variety of industrial sectors, Atlas Holdings has been successfully investing in the pulp, paper and packaging industries since our formation in 1999, including specifically in the subsectors in which Verso participates — specialty paper, graphic paper, packaging paper and pulp. We generate profits for our investors by investing in underperforming businesses and unlocking the full potential of those companies over the long term. Atlas Holdings has a total of approximately $3.0 billion of committed capital under management, including $1.7 billion in its third investment fund.

Blue Wolf Capital Partners is a middle market private equity firm whose partners have decades of experience investing in and growing companies. Blue Wolf transforms companies strategically, operationally and collaboratively. Blue Wolf manages challenging situations and complex relationships between businesses, customers, employees, unions and regulators to build value for stakeholders. For over a decade Blue Wolf has been an active investor in pulp, paper and forest products companies with a highly successful track record. Blue Wolf has over $1.6 billion in committed capital.

IMPORTANT INFORMATION

On December 31, 2019, Lapetus Capital II LLC (“Lapetus”), together with the other participants in Lapetus’ proxy solicitation (the “Participants”), filed a definitive proxy statement and accompanying BLUE proxy card with the Securities and Exchange Commission (the “SEC”) to be used to solicit proxies in connection with the 2019 annual meeting of stockholders of Verso Corporation (the “Company”). LAPETUS STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF THE COMPANY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION ABOUT THE IDENTITY OF THE PARTICIPANTS IN THE SOLICITATION AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS THEREIN. The Definitive Proxy Statement and a form of proxy is available to stockholders of the Company at no charge on the SEC’s website at http://www.sec.gov and is also available, without charge, on request by contacting Lapetus’ proxy solicitor Harkins Kovler, LLC by telephone at the following numbers: 1 (212) 468-5380 (banks and brokers call collect) or toll-free at 1 (877) 339-3288.

Media Contacts:

Prosek Partners

Andrew Merrill / Brian Schaffer

646.818.9216 / 646.818.9229

amerrill@prosek.com / bschaffer@prosek.com